EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT

CHANGE OF PRESIDENT AND

NOMINATION OF EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that due to the adjustment of work arrangements, Mr. Su Hengxuan tendered his resignation as the President, an Executive Director and a member of the Strategy and Assets and Liabilities Management Committee of the Company on 1 August 2022, which took effect on the same day. Mr. Su Hengxuan has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Su Hengxuan for his contribution to the Company during his tenure of service.

Following his resignation, Mr. Su Hengxuan also ceased to be the authorised representative of the Company as required under Rule 3.05 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). Mr. Li Mingguang, an Executive Director of the Company, will take over the authorised representative of the Company.

The Board further announces that at the fifteenth meeting of the seventh session of the Board of the Company held on 2 August 2022, Mr. Zhao Peng was appointed as the President of the Company and nominated as an Executive Director of the seventh session of the Board of the Company. The proposal in relation to the election of Mr. Zhao Peng as an Executive Director of the Company shall be submitted to the shareholders’ general meeting of the Company for consideration and approval, and his qualifications as the President and Executive Director of the Company are subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”). The Board has appointed Mr. Zhao Peng as the temporary person in charge of the Company before the approval on the qualification of Mr. Zhao Peng as the President of the Company is obtained.

The biographical details of Mr. Zhao Peng are set out below:

Mr. Zhao Peng, born in April 1972, is a member of the Party Committee of China Life Insurance (Group) Company (“CLIC”) and the Secretary to the Party Committee of the Company. From 2020 to 2022, he served as the Vice President of the Agricultural Development Bank of China. From 2017 to 2020, he successively served as an Assistant to the President and a Vice President of the Company, the Chief Financial Officer of CLIC and an Executive Director of the Company. From 2019 to 2021, he also served as a Non-executive Director of Sino-Ocean Group Holding Limited (a company listed on the Stock Exchange, stock code: 3377) and a Director of China Life Franklin Asset Management Company Limited. From 2009 to 2017, he successively served as the General Manager of the Finance and Accounting Department and the General Manager of the Finance Department of CLIC, the Deputy General Manager (at the general manager level of the provincial branches), the person in charge and the General Manager of Zhejiang Branch of the Company. Mr. Zhao Peng graduated from Hunan College of Finance and Economics, Central University of Finance and Economics and Tsinghua University, with master’s degrees in economics and business administration.

Mr. Zhao Peng will enter into a service contract with the Company. His term of office as the President and Executive Director of the Company shall commence from the date of approval by the CBIRC, and his term of office as the Executive Director of the Company shall end on the expiry of the term of the seventh session of the Board. He is eligible for re-election upon expiry of his term of office as the Executive Director. Mr. Zhao Peng will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Zhao Peng has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Zhao Peng does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the appointment of Mr. Zhao Peng that needs to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 2 August 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie